FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 9, 2005 Series 2005-1	**333-117991**

Name of Person Filing the Document
(If Other than the Registrant)




05057651


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2005
WASH. D.C.
190
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: EVP; CFO

Dated: June 9, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

$633,000,000
(Approximate)

Mortgage Pass-Through Certificates, Series 2005-1


IMPAC

Impac Funding Corp.
(Seller)

Impac Secured Assets Corp.
(Depositor)

Impac Funding Corporation
(Master Servicer)

May 31, 2005


UBS
Investment
Bank

Class	Initial Certificate Principal Balance or Notional Amount (1)(2)	Initial Pass-Through Rate	TrancheType	WAL-Call/MAT(3)	Principal Window (3)	Expected Initial Rating of Offered Certificates(4)
Offered Certificates						
Class 1-A	$ 26,600,000	5.2007%(5)	Senior, Pass-Through	1.93 / 3.15	07/05-06/08	AAA
Class 2-A	$ 17,700,000	5.2935%(6)	Senior, Pass-Through	1.95 / 3.14	07/05-06/08	AAA
Class 3-A	$ 62,200,000	5.3683%(7)	Senior, Pass-Through	2.52 / 3.15	07/05-07/10	AAA
Class 4-A	$ 12,800,000	5.2884%(8)	Senior, Pass-Through	2.49 / 3.14	07/05-06/10	AAA
Class 5-A-1	$ 100,000,000	1ML + [ ] %(9)	Super Senior, Floater	2.50 / 2.52	07/05-03/16	AAA
Class 5-A-2	$ 115,700,000	1ML + [ ] %(10)	Super Senior, Floater	1.00 / 1.00	07/05-02/07	AAA
Class 5-A-3	$ 165,162,000	1ML + [ ] %(11)	Super Senior, Floater	3.00 / 3.00	02/07-01/12	AAA
Class 5-A-4	$ 15,070,000	1ML + [ ] %(12)	Super Senior, Floater	8.50 / 8.84	01/12-03/16	AAA
Class 5-A-5	$ 44,000,000	1ML + [ ] %(13)	Senior Support, Floater	2.50 / 2.52	07/05-03/16	AAA
Class 5-A-X	$ 439,900,000	(14)	Senior, Notional	Not Marketed Hereby		AAA
Class B-1	$ 30,744,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		AA
Class B-2	$ 13,946,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		A
Class B-3	$ 8,874,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		BBB
Non-Offered Certificates						
Class B-4	$ 8,874,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		BB
Class B-5	$ 6,973,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		B
Class B-6	$ 5,071,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		NR
Class R-I	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA
Class R-II	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA
Class R-III	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA

(1) Approximate, subject to adjustment as described in the prospectus supplement.

(2) Assumes variance of +/- 5%.

(3) Assumes a prepayment speed of [25]% CPB on Loan Groups 1 through 4 and [100]% PPC on Loan Group 5. (***The Available Funds Cap Schedule for Loan Group 5 assumes a pricing speed of 30% CPR)***

(4) Ratings on the senior certificates are expected from two of the following three rating agencies: Fitch, Moody's and S&P. Ratings on the subordinate certificates are expected from one of the three above rating agencies.

(5) The pass-through rate for the Class 1-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 1, weighted on the basis of the outstanding principal balances of the loans in Loan Group 1, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(6) The pass-through rate for the Class 2-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 2, weighted on the basis of the outstanding principal balances of the loans in Loan Group 2, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(7) The pass-through rate for the Class 3-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 3, weighted on the basis of the outstanding principal balances of the loans in Loan Group 3, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(8) The pass-through rate for the Class 4-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 4, weighted on the basis of the outstanding principal balances of the loans in Loan Group 4, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(9) The pass-through rate for the Class 5-A-1 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-1 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(10) The pass-through rate for the Class 5-A-2 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-2 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(11) The pass-through rate for the Class 5-A-3 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-3 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(12) The pass-through rate for the Class 5-A-4 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-4 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(13) The pass-through rate for the Class 5-A-5 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-5 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates

(14) The pass-through rate for the Class 5-A-X certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date) multiplied by 30/actual number of days from the preceding Distribution Date, minus the weighted average of the pass-through rates of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 certificates for that distribution date

(15) The-pass through rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in each Loan Group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs, weighted in proportion to the results of subtracting from the aggregate scheduled principal balance of each such loan group the aggregate certificate principal balance of the related senior certificates..

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Impac Funding Corporation (the "Seller and Master Servicer"). This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein is preliminary as of the date hereof, supersedes information contained in any prior materials relating to these securities and is subject to change, completion, or amendment from time to time. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"), which have been prepared by UBS Securities LLC ("UBS") in reliance upon information furnished by the Seller and Master Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS REPORT IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

SUMMARY

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units (the "Mortgage Loans"). After an initial fixed rate period of 6 months, 1 year, 2 years, 3 years, 5 years, 7 years, or 10 years, the interest rate on each mortgage loan will adjust semi-annually, if the index is based on One-Month LIBOR or Six-Month LIBOR, or annually if the index is based One-Year LIBOR to equal the related index plus a margin. The mortgage pool will be divided into five separate loan groups, "Loan Group 1 through Loan Group 5".

Relevant Parties

Trust .... Mortgage Pass-Through Certificates, Series 2005-1.

Depositor.. Impac Secured Assets Corp.

Seller .... Impac Funding Corporation.

Master Servicer .... Impac Funding Corporation.

Sub-servicer .... On the Closing Date and prior to August 1, 2005, Countrywide will act as sub-servicer with respect to substantially all of the Mortgage Loans. GMAC will be servicer of substantially all of the loans after such date.

Underwriter.................................. UBS Securities LLC.

Trustee.. Wells Fargo Bank, National Association

Relevant Dates

Deal Cut-Off Date .... June 1, 2005.

Term Sheet Cut-Off Date............... May 1, 2005 (cut-off used for collateral tables).

Closing Date .... On or about June 10, 2005.

Distribution Date .... The 25th day of each month or, if that day is not a business day, the next business day, beginning in July 2005.

Offered Certificates: .... The (i) Class 1-A, Class 2-A, Class 3-A , Class 4-A, Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4, Class 5-A-5 and Class 5-A-X Certificates (collectively, the "***Senior Certificates***") and (ii) the Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "***Offered Subordinate Certificates***") are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates:	(i) the Class B-4, Class B-5 and Class B-6 Certificates (collectively the ***"Non-Offered Subordinate Certificates")*** and (ii) the Class R-I, Class R-II and Class R-III Certificates (collectively *the* ***"Residuals"***), are collectively referred to herein as the "Non-Offered Certificates". The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Subordinate Certificates	The Offered Subordinates Certificates and the Non-Offered Subordinate Certificates (collectively the "***Subordinate Certificates***")
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests and, in the case of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class5-A-4 and Class 5-A-5 Certificates, the right to receive Net WAC Rate Shortfalls for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2005.
Interest Accrual Period:	For each Distribution Date, and with respect to the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4, Class 5-A-5 and Class 5-A-X Certificates the period from the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date) through the day preceding such Distribution Date (on an actual/360 day basis). The interest accrual period for the remaining certificates will be the calendar month prior to such Distribution Date (on a 30/360 basis).
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 through Class B-6 Certificates will not be SMMEA eligible.
Optional Termination:	The trust may be terminated by the [Master Servicer] once the aggregate principal balance of the Mortgage Loans is less than [1]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Pricing Prepayment Speed:	The certificates in Loan Groups 1 through 4 will be priced to a prepayment speed of [25]% CPB and the certificates in Loan Group 5 will be priced to a PPC ramp with the following vectors: Months 1-11 4CPR to 30CPR Months 12-24 30CPR

Months 25-30 55CPR
Months >= 31 35CPR

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [11.75]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.90]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [4.70]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [6.00]% total subordination

Shifting Interest:

Prior to the Distribution Date occurring in July 2015, the Subordinate Certificates will be locked out from receipt of unscheduled principal payments (unless the Senior Certificates are paid down to zero or the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal payments.

The unscheduled principal payment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2005 – June 2015	0% Pro Rata Share
July 2015 – June 2016	30% Pro Rata Share
July 2016 – June 2017	40% Pro Rata Share
July 2017 – June 2018	60% Pro Rata Share
July 2018 – June 2019	80% Pro Rata Share
July 2019 and after	100% Pro Rata Share

provided, however, if the credit enhancement percentage provided by the Subordinate Certificates has doubled from the initial credit enhancement percentage (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in July 2008, the Subordinate Certificates will be entitled to 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in July 2008, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Scheduled principal payments will be distributed pro rata to the Senior and Subordinate Certificates.

Any unscheduled principal payments not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (the aggregate principal balance of the Senior Certificates outstanding, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled principal payments for the Mortgage Loans, regardless of any unscheduled principal payment percentages above.Unscheduled principal payments will generally consist of the sum of (i) liquidation proceeds, recoveries, and other unscheduled amounts and (ii) any voluntary prepayments

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the related certificate principal balance has been reduced to zero; and *second*; to the related Senior Certificates any realized losses on a *pro-rata* basis until the related class principal balance or balances have been reduced to zero; *provided, however*, that any realized losses on the mortgage loans that would otherwise be allocated to the Class 5-A-1, Class 5-A-2, Class 5-A-3 and Class 5-A-4 Certificates will instead be allocated to the Class 5-A-5 Certificates, until its class principal balance has been reduced to. zero.

Net Mortgage Rate:

The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate (0.375%), the master servicing fee, the trustee fee rate and the LPMI fee rate.

Net WAC Cap:

The ***"Net WAC Cap"*** for the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans in their corresponding Loan group adjusted for the related interest accrual period.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) *first,* to the Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, from the related Mortgage Loans, *provided, however*, that any interest otherwise distributable with respect to the Class 5-A-X Certificates will be reduced to the extent necessary to pay any Basis Risk Carry Forward Amounts on the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates;

2) *second*, concurrently, as follows:

   a) from the Available Funds for Loan Group 1, first to the Class R-I, Class R-II and Class R-III certificates, *pro rata*, and second, to the Class 1-A certificates, in each case until each certificate principal balance has been reduced to zero;

   b) from the Available Funds for Loan Group 2, to the Class 2-A Certificates until its certificate principal balance has been reduced to zero;

   c) from the Available Funds for Loan Group 3, to the Class 3-A Certificates until its certificate principal balance has been reduced to zero;

   d) from the Available Funds for Loan Group 4, to the Class 4-A Certificates until its certificate principal balance has been reduced to zero;

   e) from the Available Funds for Loan Group 5, allocated 90% concurrently to (i) the Class 5-A-1 Certificates until its certificate principal balance has been reduced to zero, and (ii) to the Class5-A-2, Class 5-A-3, and Class 5-A-4 Certificates in that order until each of their respective certificate principal balances have been reduced to zero. The remaining 10% allocated to the Class 5-A-5 Certificates until the Class 5-A-5 certificate principal balance has been reduced to zero;

3) *third*, from the Available Funds for all the Loan Groups to the Class B-1 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-1 Certificate Pass-through Rate and (2) principal allocable to such Class;

4) *fourth*, from the Available Funds for all the Loan Groups to the Class B-2 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-2 Certificate Pass-through Rate and (2) principal allocable to such Class;

5) *fifth*, from the Available Funds for all the Loan Groups to the Class B-3 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-3 Certificate Pass-through Rate and (2) principal allocable to such Class;

6) *sixth*, to the Class B-4, Class B-5 and Class B-6 Certificates from the Available Funds for all the Loan Groups, in sequential order, accrued and unpaid interest at the related Certificate Pass-through Rate and their respective share of principal allocable to such Classes;

7) *seventh*, to Class R-I, Class R-II and Class R-III Certificates, any remaining amounts.

Amounts collected on the Group 1 through Group 4 loans representing prepayment premiums, penalties or charges will be distributed to the related Senior Certificate.

Amounts collected on the Group 5 loans representing prepayment premiums, penalties or charges will be distributed to the Class 5-A-X Certificates.

Yield Maintenance Provider

The counterparty who will provide payment to the trust pursuant to the Yield Maintenance Agreement. The counterparty will be rated at least "A" (or its equivalent) by two of S&P, Moody's or Fitch Ratings.

Yield Maintenance Agreement:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to two yield maintenance agreements purchased with respect to the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates, which are intended to partially mitigate the interest rate risk with respect to those Certificates that could result from the difference between the Certificate Pass-through Rate on any class of certificates (calculated as if it were not subject to the related Available Funds Cap) and the related Available Funds Cap (the "Yield Maintenance Agreement"). On each Payment Date, payments under the Yield Maintenance Agreements will be made based on a notional amount. Any excess payments under the Yield Maintenance Agreement will be distributed to the Class 5-X Certificates The notional amount schedules for each of the Yield Maintenance Agreements are attached hereto.

On each payment date, Yield Maintenance Agreement Payments will be made in an amount equal to the product of (a) the notional balance of the Yield Maintenance Agreement for that payment date, (b) the positive excees, if any, of (i) the lesser of (x) One-Month LIBOR and

(y) [9.80]% over (ii) the related Monthly Strike Rate and (c) a fraction, the numerator of which is the actual number of days in the related period and the denominator which is 360.

ISAC 05-1 - WAL/Yield to Call Groups 1 through 4

Settle	6/10/2005
First Payment	7/25/2005

Prepay	5 CPB	15 CPB	25 CPB	40 CPB	50 CPB
1A					
WAL	2.73	2.30	1.93	1.46	1.19
Principal Window	1 - 36	1 - 36	1 - 36	1 - 35	1 - 35
2A					
WAL	2.77	2.33	1.95	1.47	1.19
Principal Window	1 - 36	1 - 36	1 - 36	1 - 36	1 - 36
3A					
WAL	4.37	3.32	2.52	1.68	1.28
Principal Window	1 - 61	1 - 61	1 - 61	1 - 61	1 - 61
4A					
WAL	4.29	3.28	2.49	1.67	1.28
Principal Window	1 - 60	1 - 60	1 - 60	1 - 60	1 - 60
LIBOR_1MO	3.09	3.09	3.09	3.09	3.09
LIBOR_6MO	3.51	3.51	3.51	3.51	3.51
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76
Prepay	5 CPB	15 CPB	25 CPB	40 CPB	50 CPB
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

ISAC 2005-1 WAL/Yield to Call Group 5

Settle 6/10/2005
First Payment 7/25/2005

	50PPC	75PPC	100PPC	150PPC	200PPC
5A1					
WAL	4.92	3.35	2.50	1.64	1.24
Principal Window	1 - 255	1 - 176	1 - 129	1 - 75	1 - 25
5A2					
WAL	1.57	1.22	1.00	0.77	0.65
Principal Window	1 - 30	1 - 24	1 - 20	1 - 14	1 - 12
5A3					
WAL	6.11	4.07	3.00	1.98	1.57
Principal Window	30 - 168	24 - 112	20 - 79	14 - 39	12 - 25
5A4					
WAL	17.55	11.86	8.50	4.52	2.13
Principal Window	168 - 255	112 - 176	79 - 129	39 - 75	25 - 25
5A5					
WAL	4.92	3.35	2.50	1.64	1.24
Principal Window	1 - 255	1 - 176	1 - 129	1 - 75	1 - 25
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76
Prepay	50 *floater	75 *floater	100 *floater	150 *floater	200 *floater
No Prepays					
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

ISAC 2005-1 WAL/Yield to Maturity Groups 1 through 4

Settle 6/10/2005
First Payment 7/25/2005

Prepay	5 CPR	15 CPR	25 CPR	40 CPR	50 CPR
1A					
WAL	11.70	5.32	3.15	1.76	1.29
Principal Window	1 - 360	1 - 360	1 - 360	1 - 360	1 - 358
2A					
WAL	11.60	5.29	3.14	1.76	1.29
Principal Window	1 - 360	1 - 360	1 - 360	1 - 360	1 - 354
3A					
WAL	11.66	5.31	3.15	1.76	1.29
Principal Window	1 - 360	1 - 360	1 - 360	1 - 360	1 - 359
4A					
WAL	11.55	5.29	3.14	1.76	1.29
Principal Window	1 - 360	1 - 360	1 - 360	1 - 360	1 - 352

ISAC 2005-1 WAL/Yield to Maturity Group 5

Settle	**6/10/2005**
First Payment	**7/25/2005**

	50PPC	*75PPC*	*100PPC*	*150PPC*	*200PPC*
5A1					
WAL	4.95	3.38	2.52	1.64	1.24
Principal Window	1 - 360	1 - 360	1 - 360	1 - 351	1 - 25
5A2					
WAL	1.57	1.22	1.00	0.77	0.65
Principal Window	1 - 30	1 - 24	1 - 20	1 - 14	1 - 12
5A3					
WAL	6.11	4.07	3.00	1.98	1.57
Principal Window	30 - 168	24 - 112	20 - 79	14 - 39	12 - 25
5A4					
WAL	18.04	12.34	8.84	4.66	2.13
Principal Window	168 - 360	112 - 360	79 - 360	39 - 351	25 - 25
5A5					
WAL	4.95	3.38	2.52	1.64	1.24
Principal Window	1 - 360	1 - 360	1 - 360	1 - 349	1 - 25
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76
Prepay	50 *floater	75 *floater	100 *floater	150 *floater	200 *floater
No Prepays					
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

ISAC 2005-1 Available Funds Cap

Period	Date	Effective Coupon
0	10-Jun-05	0
1	25-Jul-05	3.852935
2	25-Aug-05	10.065347
3	25-Sep-05	10.090894
4	25-Oct-05	10.119558
5	25-Nov-05	10.15058
6	25-Dec-05	10.175509
7	25-Jan-06	10.212851
8	25-Feb-06	10.235138
9	25-Mar-06	10.237275
10	25-Apr-06	10.300276
11	25-May-06	10.322561
12	25-Jun-06	10.351254
13	25-Jul-06	10.355284
14	25-Aug-06	10.403413
15	25-Sep-06	10.431763
16	25-Oct-06	10.440958
17	25-Nov-06	10.4992
18	25-Dec-06	10.502773
19	25-Jan-07	10.55042
20	25-Feb-07	10.584283
21	25-Mar-07	10.510371
22	25-Apr-07	10.652568
23	25-May-07	10.605287
24	25-Jun-07	10.439232
25	25-Jul-07	10.25383
26	25-Aug-07	10.310346
27	25-Sep-07	10.318447
28	25-Oct-07	10.266181
29	25-Nov-07	10.317112
30	25-Dec-07	10.195813
31	25-Jan-08	10.207354
32	25-Feb-08	10.216365
33	25-Mar-08	10.09217
34	25-Apr-08	10.222492
35	25-May-08	10.143913
36	25-Jun-08	10.095646
37	25-Jul-08	10.666558
38	25-Aug-08	10.333057
39	25-Sep-08	10.334318
40	25-Oct-08	10.686429
41	25-Nov-08	10.364697
42	25-Dec-08	10.949479
43	25-Jan-09	10.839712
44	25-Feb-09	10.846565
45	25-Mar-09	12.009037
46	25-Apr-09	10.848333
47	25-May-09	11.211163
48	25-Jun-09	10.886053
49	25-Jul-09	11.283524
50	25-Aug-09	10.920276
51	25-Sep-09	10.920454
52	25-Oct-09	11.285252
53	25-Nov-09	10.922379
54	25-Dec-09	11.308951
55	25-Jan-10	10.976063
56	25-Feb-10	10.976799
57	25-Mar-10	12.152953
58	25-Apr-10	10.980719
59	25-May-10	11.373736
60	25-Jun-10	11.086381
61	25-Jul-10	11.514488
62	25-Aug-10	11.148435
63	25-Sep-10	11.148526
64	25-Oct-10	11.520238
65	25-Nov-10	11.151083
66	25-Dec-10	11.536688
67	25-Jan-11	11.183099
68	25-Feb-11	11.184935
69	25-Mar-11	12.383405
70	25-Apr-11	11.185087
71	25-May-11	11.55979
72	25-Jun-11	11.20032
73	25-Jul-11	11.592811
74	25-Aug-11	11.220677
75	25-Sep-11	11.220746
76	25-Oct-11	11.594843
77	25-Nov-11	11.222616
78	25-Dec-11	11.610565
79	25-Jan-12	11.254549
80	25-Feb-12	11.256377
81	25-Mar-12	12.032753
82	25-Apr-12	11.256516
83	25-May-12	11.635871
84	25-Jun-12	11.286025
85	25-Jul-12	11.673632
86	25-Aug-12	11.298784
87	25-Sep-12	11.298824
88	25-Oct-12	11.675493
89	25-Nov-12	11.299691
90	25-Dec-12	11.678618
91	25-Jan-13	11.305575
92	25-Feb-13	11.306169
93	25-Mar-13	12.517584
94	25-Apr-13	11.30624
95	25-May-13	11.683152
96	25-Jun-13	11.308464
97	25-Jul-13	11.689212
98	25-Aug-13	11.312731
99	25-Sep-13	11.312764
100	25-Oct-13	11.68989
101	25-Nov-13	11.31283
102	25-Dec-13	11.692181
103	25-Jan-14	11.318684
104	25-Feb-14	11.319273
105	25-Mar-14	12.532088
106	25-Apr-14	11.319338
107	25-May-14	11.696682
108	25-Jun-14	11.319403
109	25-Jul-14	11.69675
110	25-Aug-14	11.319468
111	25-Sep-14	11.319501
112	25-Oct-14	11.696851
113	25-Nov-14	11.319567
114	25-Dec-14	11.69692
115	25-Jan-15	11.319633
116	25-Feb-15	11.319666
117	25-Mar-15	12.532524
118	25-Apr-15	11.329326
119	25-May-15	11.712455
120	25-Jun-15	11.334661

Yield Maintenance Schedule

Maximum Strike Rate 9.80%

Group 5 Cap 1

Period	Date	Begin Balance	Lib Strike
1	25-Jul-05	214,435,815	-
2	25-Aug-05	208,658,329	**5.47**
3	25-Sep-05	203,018,286	**5.48**
4	25-Oct-05	197,512,698	**5.68**
5	25-Nov-05	192,138,383	**5.50**
6	25-Dec-05	186,891,885	**5.76**
7	25-Jan-06	181,770,354	**5.60**
8	25-Feb-06	176,770,640	**5.61**
9	25-Mar-06	171,889,872	**6.23**
10	25-Apr-06	167,125,255	**5.62**
11	25-May-06	162,469,801	**5.82**
12	25-Jun-06	157,925,250	**5.77**
13	25-Jul-06	153,489,193	**6.08**
14	25-Aug-06	149,158,867	**5.88**
15	25-Sep-06	144,931,668	**5.89**
16	25-Oct-06	140,805,171	**6.10**
17	25-Nov-06	136,777,025	**5.90**
18	25-Dec-06	132,844,798	**6.16**
19	25-Jan-07	129,006,330	**6.00**
20	25-Feb-07	125,259,276	**6.01**
21	25-Mar-07	121,601,475	**6.69**
22	25-Apr-07	118,030,818	**6.04**
23	25-May-07	114,545,289	**6.61**
24	25-Jun-07	111,142,995	**7.84**
25	25-Jul-07	107,824,547	**8.86**
26	25-Aug-07	104,586,868	**8.60**
27	25-Sep-07	101,426,237	**8.60**
28	25-Oct-07	98,340,753	**8.90**
29	25-Nov-07	95,328,617	**8.65**
30	25-Dec-07	92,388,129	**9.24**
31	25-Jan-08	89,854,928	**9.18**
32	25-Feb-08	87,386,277	**9.19**
33	25-Mar-08	84,980,242	**9.84**
34	25-Apr-08	82,635,275	**9.20**
35	25-May-08	80,349,915	**9.57**
36	25-Jun-08	78,122,700	**9.75**

Maximum Strike Rate 9.80%

Group 5 Cap 2

Period	Date	Begin Balance	Lib Strike
1	25-Jul-05	225,508,990	-
2	25-Aug-05	219,445,457	**5.25**
3	25-Sep-05	213,525,818	**5.26**
4	25-Oct-05	207,746,661	**5.46**
5	25-Nov-05	202,104,842	**5.29**
6	25-Dec-05	196,596,912	**5.56**
7	25-Jan-06	191,219,694	**5.46**
8	25-Feb-06	185,970,322	**5.47**
9	25-Mar-06	180,845,523	**6.08**
10	25-Apr-06	175,842,345	**5.47**
11	25-May-06	170,950,946	**5.67**
12	25-Jun-06	166,175,501	**5.65**
13	25-Jul-06	161,513,585	**6.06**
14	25-Aug-06	156,962,760	**5.86**
15	25-Sep-06	152,520,123	**5.86**
16	25-Oct-06	148,183,107	**6.07**
17	25-Nov-06	143,949,232	**5.87**
18	25-Dec-06	139,816,022	**6.16**
19	25-Jan-07	135,781,086	**6.04**
20	25-Feb-07	131,842,214	**6.04**
21	25-Mar-07	127,997,000	**6.72**
22	25-Apr-07	124,243,220	**6.06**
23	25-May-07	120,578,725	**6.42**
24	25-Jun-07	117,001,374	**7.36**
25	25-Jul-07	113,512,008	**8.52**
26	25-Aug-07	110,106,280	**8.25**
27	25-Sep-07	106,781,431	**8.25**
28	25-Oct-07	103,535,543	**8.54**
29	25-Nov-07	100,366,515	**8.29**
30	25-Dec-07	97,272,761	**8.88**
31	25-Jan-08	94,607,545	**8.89**
32	25-Feb-08	92,009,984	**8.89**
33	25-Mar-08	89,478,248	**9.52**
34	25-Apr-08	87,010,726	**8.92**
35	25-May-08	84,605,846	**9.24**
36	25-Jun-08	82,262,094	**9.41**

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
MBS Trading & Structuring	
Brian Bowes	(212) 713-2860
Margarita Genis	(212) 713-2860
Asset-Backed Finance	
Paul Scialabba	(212) 713-9832
Steven Warjanka	(212)-713-2466
Adrain Wu	(212) 713-3153
Collateral	
Kenneth Han	(212) 713-3203

Rating Agencies	
Moody's Investors Service	
Joe Groholtoski	Tel: (212) 553-4619
	Email: joseph.groholtoski@moodys.com
Standard & Poors	
Victor Bhagat	Tel: (212) 438-1130 Email: bhagat@standardandpoors.com

imsa05-1B -- 1A

UBS WL ARM TRADING (212)713-2860

Balance	$26,612,814.66	Delay	24	WAC(1)	5.606867	WAM(1)	359
Coupon	5.200673	Dated	06/01/2005	NET(1)	5.200673	WALA(1)	1
Settle	06/10/2005	First Payment	07/25/2005				

Price	5 CPR	10 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-19	4.397	4.362	4.242	4.200	4.103	3.989	3.857	3.705
102-20	4.384	4.349	4.225	4.181	4.081	3.962	3.824	3.663
102-21	4.372	4.336	4.208	4.162	4.059	3.935	3.790	3.621
102-22	4.360	4.323	4.191	4.144	4.037	3.908	3.757	3.580
102-23	4.348	4.310	4.174	4.125	4.014	3.881	3.724	3.538
102-24	**4.336**	**4.296**	**4.157**	**4.107**	**3.992**	**3.854**	**3.690**	**3.496**
102-25	4.324	4.283	4.140	4.088	3.970	3.827	3.657	3.455
102-26	4.311	4.270	4.123	4.070	3.948	3.800	3.624	3.413
102-27	4.299	4.257	4.106	4.051	3.925	3.773	3.590	3.372
102-28	4.287	4.244	4.089	4.033	3.903	3.746	3.557	3.330
102-29	4.275	4.231	4.072	4.014	3.881	3.719	3.524	3.289
Spread @ Center Price	**35**	**33**	**25**	**23**	**16**	**6**	**-5**	**-16**
WAL	**2.73**	**2.51**	**1.93**	**1.76**	**1.46**	**1.19**	**0.96**	**0.76**
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76	3.76	3.76	3.76
Prepay	5 CPB	10 CPB	25 CPB	30 CPB	40 CPB	50 CPB	60 CPB	70 CPB
No Prepays								
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Yield Curve	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR	30YR
	Yld	3.14	3.35	3.54	3.76	3.919	4.012	4.1375	4.39	4.725

imsa05-1B -- 2A

UBS WL ARM TRADING (212)713-2860

Balance	$17,789,243.91	Delay	24	WAC(2)	5.668501	WAM(2)	360
Coupon	5.293501	Dated	06/01/2005	NET(2)	5.293501	WALA(2)	0
Settle	06/10/2005	First Payment	07/25/2005				

Price	5 CPR	10 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-13	4.657	4.598	4.376	4.286	4.071	3.790	3.424	2.943
101-14	4.644	4.585	4.359	4.268	4.048	3.762	3.391	2.901
101-15	4.632	4.571	4.341	4.249	4.026	3.735	3.357	2.859
101-16	4.620	4.558	4.324	4.230	4.003	3.708	3.324	2.817
101-17	4.608	4.545	4.307	4.212	3.981	3.681	3.290	2.775
101-18	**4.596**	**4.532**	**4.290**	**4.193**	**3.959**	**3.654**	**3.257**	**2.733**
101-19	4.583	4.519	4.273	4.174	3.937	3.626	3.224	2.692
101-20	4.571	4.505	4.256	4.156	3.914	3.599	3.190	2.650
101-21	4.559	4.492	4.239	4.137	3.892	3.572	3.157	2.608
101-22	4.547	4.479	4.222	4.119	3.870	3.545	3.123	2.567
101-23	4.535	4.466	4.205	4.100	3.847	3.518	3.090	2.525
Spread @ Center Price	**61**	**56**	**38**	**31**	**12**	**-14**	**-48**	**-92**
WAL	**2.77**	**2.54**	**1.95**	**1.78**	**1.47**	**1.19**	**0.96**	**0.76**
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76	3.76	3.76	3.76
Prepay	5 CPB	10 CPB	25 CPB	30 CPB	40 CPB	50 CPB	60 CPB	70 CPB
No Prepays								
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Yield Curve	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR	30YR
	Yld	3.14	3.35	3.54	3.76	3.919	4.012	4.1375	4.39	4.725

imsa05-1B -- 3A

UBS WL ARM TRADING (212)713-2860

Balance	$62,232,482.82	Delay	24	WAC(3)	5.753965	WAM(3)	359
Coupon	5.368290	Dated	06/01/2005	NET(3)	5.368290	WALA(3)	1
Settle	06/10/2005	First Payment	07/25/2005				

Price	5 CPR	10 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102-20	4.745	4.698	4.534	4.477	4.346	4.190	4.037	3.915
102-21	4.737	4.689	4.521	4.462	4.327	4.165	4.004	3.873
102-22	4.729	4.679	4.507	4.447	4.307	4.139	3.971	3.831
102-23	4.721	4.670	4.494	4.432	4.287	4.113	3.937	3.789
102-24	4.713	4.661	4.481	4.416	4.268	4.088	3.904	3.748
102-25	**4.705**	**4.652**	**4.467**	**4.401**	**4.248**	**4.062**	**3.871**	**3.706**
102-26	4.697	4.643	4.454	4.386	4.228	4.036	3.838	3.664
102-27	4.689	4.634	4.440	4.371	4.209	4.011	3.805	3.622
102-28	4.681	4.625	4.427	4.355	4.189	3.985	3.772	3.581
102-29	4.673	4.616	4.413	4.340	4.170	3.959	3.739	3.539
102-30	4.665	4.607	4.400	4.325	4.150	3.934	3.706	3.498
Spread @ Center Price	**61**	**59**	**50**	**46**	**38**	**26**	**13**	**5**
WAL	**4.37**	**3.81**	**2.52**	**2.20**	**1.68**	**1.26**	**0.96**	**0.76**
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76	3.76	3.76	3.76
Prepay	5 CPB	10 CPB	25 CPB	30 CPB	40 CPB	50 CPB	60 CPB	70 CPB
No Prepays								
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Yield Curve	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR	30YR
	Yld	3.14	3.35	3.54	3.76	3.919	4.012	4.1375	4.39	4.725

imsa05-1B -- 4A

UBS WL ARM TRADING (212)713-2860

Balance	$12,848,275.84	Delay	24	WAC(4)	5.663364	WAM(4)	358
Coupon	5.288364	Dated	06/01/2005	NET(4)	5.288364	WALA(4)	2
Settle	06/10/2005	First Payment	07/25/2005				

Price	5 CPR	10 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-08	4.920	4.862	4.633	4.539	4.308	3.994	3.603	3.151
101-09	4.911	4.853	4.620	4.523	4.288	3.968	3.569	3.108
101-10	4.903	4.843	4.606	4.508	4.268	3.942	3.536	3.066
101-11	4.895	4.834	4.592	4.492	4.248	3.916	3.502	3.025
101-12	4.887	4.825	4.579	4.477	4.228	3.890	3.469	2.983
101-13	**4.878**	**4.815**	**4.565**	**4.461**	**4.208**	**3.865**	**3.436**	**2.941**
101-14	4.870	4.806	4.551	4.446	4.189	3.839	3.402	2.899
101-15	4.862	4.797	4.538	4.430	4.169	3.813	3.369	2.857
101-16	4.854	4.787	4.524	4.415	4.149	3.787	3.336	2.815
101-17	4.846	4.778	4.510	4.399	4.129	3.761	3.303	2.773
101-18	4.837	4.769	4.497	4.384	4.109	3.735	3.269	2.731
Spread @ Center Price	**79**	**76**	**60**	**53**	**34**	**6**	**-31**	**-71**
WAL	**4.29**	**3.75**	**2.49**	**2.18**	**1.67**	**1.26**	**0.96**	**0.76**
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76	3.76	3.76	3.76
Prepay	5 CPB	10 CPB	25 CPB	30 CPB	40 CPB	50 CPB	60 CPB	70 CPB
No Prepays								
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

Yield Curve	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR	30YR
	Yld	3.14	3.35	3.54	3.76	3.919	4.012	4.1375	4.39	4.725

$633,000,000
(Approximate)

Mortgage Pass-Through Certificates, Series 2005-1


IMPAC

Impac Funding Corp.
(Seller)

Impac Secured Assets Corp.
(Depositor)

Impac Funding Corporation
(Master Servicer)

May 31, 2005


UBS Investment Bank

Class	Initial Certificate Principal Balance or Notional Amount (1)(2)	Initial Pass-Through Rate	TrancheType	WAL-Call/MAT(3)	Principal Window (3)	Expected Initial Rating of Offered Certificates(4)
Offered Certificates						
Class 1-A	$ 26,600,000	5.2007%(5)	Senior, Pass-Through	1.93 / 3.15	07/05-06/08	AAA
Class 2-A	$ 17,700,000	5.2935%(6)	Senior, Pass-Through	1.95 / 3.14	07/05-06/08	AAA
Class 3-A	$ 62,200,000	5.3683%(7)	Senior, Pass-Through	2.52 / 3.15	07/05-07/10	AAA
Class 4-A	$ 12,800,000	5.2884%(8)	Senior, Pass-Through	2.49 / 3.14	07/05-06/10	AAA
Class 5-A-1	$ 100,000,000	1ML + [ ] %(9)	Super Senior, Floater	2.50 / 2.52	07/05-03/16	AAA
Class 5-A-2	$ 115,700,000	1ML + [ ] %(10)	Super Senior, Floater	1.00 / 1.00	07/05-02/07	AAA
Class 5-A-3	$ 160,000,000	1ML + [ ] %(11)	Super Senior, Floater	2.90 / 2.90	02/07-06/11	AAA
Class 5-A-4	$ 19,000,000	1ML + [ ] %(12)	Super Senior, Floater	7.97 / 8.22	06/11-03/16	AAA
Class 5-A-5	$ 43,000,000	1ML + [ ] %(13)	Senior Support, Floater	2.50 / 2.52	07/05-03/16	AAA
Class 5-A-X	$ 439,900,000	(14)	Senior, Notional	Not Marketed Hereby		AAA
Class B-1	$ 30,744,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		AA
Class B-2	$ 13,946,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		A
Class B-3	$ 8,874,000	5.6794 %(15)	Subordinate	Not Marketed Hereby		BBB
Non-Offered Certificates						
Class B-4	$ 8,874,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		BB
Class B-5	$ 6,973,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		B
Class B-6	$ 5,071,000	5.6794 %(15)	Subordinate	Privately Offered Certificates		NR
Class R-I	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA
Class R-II	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA
Class R-III	$ 100	[ ] %()	Senior, Residual	Not Marketed Hereby		AAA

(1) Approximate, subject to adjustment as described in the prospectus supplement.

(2) Assumes variance of +/- 5%.

(3) Assumes a prepayment speed of [25]% CPB on Loan Groups 1 through 4 and [100]% PPC on Loan Group 5. (*The Available Funds Cap Schedule for Loan Group 5 assumes a pricing speed of 30% CPR)*

(4) Ratings on the senior certificates are expected from two of the following three rating agencies: Fitch, Moody's and S&P. Ratings on the subordinate certificates are expected from one of the three above rating agencies.

(5) The pass-through rate for the Class 1-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 1, weighted on the basis of the outstanding principal balances of the loans in Loan Group 1, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(6) The pass-through rate for the Class 2-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 2, weighted on the basis of the outstanding principal balances of the loans in Loan Group 2, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(7) The pass-through rate for the Class 3-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 3, weighted on the basis of the outstanding principal balances of the loans in Loan Group 3, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(8) The pass-through rate for the Class 4-A certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 4, weighted on the basis of the outstanding principal balances of the loans in Loan Group 4, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(9) The pass-through rate for the Class 5-A-1 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-1 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(10) The pass-through rate for the Class 5-A-2 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-2 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(11) The pass-through rate for the Class 5-A-3 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-3 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(12) The pass-through rate for the Class 5-A-4 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-4 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates.

(13) The pass-through rate for the Class 5-A-5 certificates for each distribution date will equal one-month LIBOR plus []%, subject to a maximum per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date). In addition, the holders of the Class 5-A-5 certificates will also be entitled to receive basis risk payments from certain amounts, if any, distributable on the Class 5-A-X certificates

(14) The pass-through rate for the Class 5-A-X certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in Loan Group 5, weighted on the basis of the outstanding principal balances of the loans in Loan Group 5, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date) multiplied by 30/actual number of days from the preceding Distribution Date, minus the weighted average of the pass-through rates of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 certificates for that distribution date

(15) The-pass through rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 certificates for each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the loans in each Loan Group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs, weighted in proportion to the results of subtracting from the aggregate scheduled principal balance of each such loan group the aggregate certificate principal balance of the related senior certificates..

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Impac Funding Corporation (the "Seller and Master Servicer"). This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein is preliminary as of the date hereof, supersedes information contained in any prior materials relating to these securities and is subject to change, completion, or amendment from time to time. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"), which have been prepared by UBS Securities LLC ("UBS") in reliance upon information furnished by the Seller and Master Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS REPORT IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

SUMMARY

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units (the "Mortgage Loans"). After an initial fixed rate period of 6 months, 1 year, 2 years, 3 years, 5 years, 7 years, or 10 years, the interest rate on each mortgage loan will adjust semi-annually, if the index is based on One-Month LIBOR or Six-Month LIBOR, or annually if the index is based One-Year LIBOR to equal the related index plus a margin. The mortgage pool will be divided into five separate loan groups, "Loan Group 1 through Loan Group 5".

Relevant Parties

Trust .... Mortgage Pass-Through Certificates, Series 2005-1.

Depositor.. Impac Secured Assets Corp.

Seller .... Impac Funding Corporation.

Master Servicer .... Impac Funding Corporation.

Sub-servicer .... On the Closing Date and prior to August 1, 2005, Countrywide will act as sub-servicer with respect to substantially all of the Mortgage Loans. GMAC will be servicer of substantially all of the loans after such date.

Underwriter................................... UBS Securities LLC.

Trustee... Wells Fargo Bank, National Association

Relevant Dates

Deal Cut-Off Date .... June 1, 2005.

Term Sheet Cut-Off Date............... May 1, 2005 (cut-off used for collateral tables).

Closing Date .... On or about June 10, 2005.

Distribution Date .... The 25th day of each month or, if that day is not a business day, the next business day, beginning in July 2005.

Offered Certificates: .... The (i) Class 1-A, Class 2-A, Class 3-A , Class 4-A, Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4, Class 5-A-5 and Class 5-A-X Certificates (collectively, the "***Senior Certificates***") and (ii) the Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "***Offered Subordinate Certificates***") are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates:	(i) the Class B-4, Class B-5 and Class B-6 Certificates (collectively the ***"Non-Offered Subordinate Certificates")*** and (ii) the Class R-I, Class R-II and Class R-III Certificates (collectively *the* ***"Residuals"***), are collectively referred to herein as the "Non-Offered Certificates". The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Subordinate Certificates	The Offered Subordinates Certificates and the Non-Offered Subordinate Certificates (collectively the "***Subordinate Certificates***")
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests and, in the case of the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class5-A-4 and Class 5-A-5 Certificates, the right to receive Net WAC Rate Shortfalls for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2005.
Interest Accrual Period:	For each Distribution Date, and with respect to the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4, Class 5-A-5 and Class 5-A-X Certificates the period from the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date) through the day preceding such Distribution Date (on an actual/360 day basis). The interest accrual period for the remaining certificates will be the calendar month prior to such Distribution Date (on a 30/360 basis).
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 through Class B-6 Certificates will not be SMMEA eligible.
Optional Termination:	The trust may be terminated by the [Master Servicer] once the aggregate principal balance of the Mortgage Loans is less than [1]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Pricing Prepayment Speed:	The certificates in Loan Groups 1 through 4 will be priced to a prepayment speed of [25]% CPB and the certificates in Loan Group 5 will be priced to a PPC ramp with the following vectors: Months 1-11 4CPR to 30CPR Months 12-24 30CPR

Months 25-30	55CPR
Months >= 31	35CPR

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [11.75]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.90]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [4.70]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [6.00]% total subordination

Shifting Interest:

Prior to the Distribution Date occurring in July 2015, the Subordinate Certificates will be locked out from receipt of unscheduled principal payments (unless the Senior Certificates are paid down to zero or the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal payments.

The unscheduled principal payment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2005 – June 2015	0% Pro Rata Share
July 2015 – June 2016	30% Pro Rata Share
July 2016 – June 2017	40% Pro Rata Share
July 2017 – June 2018	60% Pro Rata Share
July 2018 – June 2019	80% Pro Rata Share
July 2019 and after	100% Pro Rata Share

provided, however, if the credit enhancement percentage provided by the Subordinate Certificates has doubled from the initial credit enhancement percentage (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in July 2008, the Subordinate Certificates will be entitled to 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in July 2008, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Scheduled principal payments will be distributed pro rata to the Senior and Subordinate Certificates.

Any unscheduled principal payments not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (the aggregate principal balance of the Senior Certificates outstanding, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled principal payments for the Mortgage Loans, regardless of any unscheduled principal payment percentages above.Unscheduled principal payments will generally consist of the sum of (i) liquidation proceeds, recoveries, and other unscheduled amounts and (ii) any voluntary prepayments

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the related certificate principal balance has been reduced to zero; and *second*; to the related Senior Certificates any realized losses on a *pro-rata* basis until the related class principal balance or balances have been reduced to zero; *provided, however*, that any realized losses on the mortgage loans that would otherwise be allocated to the Class 5-A-1, Class 5-A-2, Class 5-A-3 and Class 5-A-4 Certificates will instead be allocated to the Class 5-A-5 Certificates, until its class principal balance has been reduced to. zero.

Net Mortgage Rate:

The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate (0.375%), the master servicing fee, the trustee fee rate and the LPMI fee rate.

Net WAC Cap:

The ***"Net WAC Cap"*** for the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans in their corresponding Loan group adjusted for the related interest accrual period.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) *first,* to the Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, from the related Mortgage Loans, *provided, however*, that any interest otherwise distributable with respect to the Class 5-A-X Certificates will be reduced to the extent necessary to pay any Basis Risk Carry Forward Amounts on the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates;

2) *second*, concurrently, as follows:

   a) from the Available Funds for Loan Group 1, first to the Class R-I, Class R-II and Class R-III certificates, *pro rata*, and second, to the Class 1-A certificates, in each case until each certificate principal balance has been reduced to zero;

   b) from the Available Funds for Loan Group 2, to the Class 2-A Certificates until its certificate principal balance has been reduced to zero;

   c) from the Available Funds for Loan Group 3, to the Class 3-A Certificates until its certificate principal balance has been reduced to zero;

   d) from the Available Funds for Loan Group 4, to the Class 4-A Certificates until its certificate principal balance has been reduced to zero;

   e) from the Available Funds for Loan Group 5, allocated 90% concurrently to (i) the Class 5-A-1 Certificates until its certificate principal balance has been reduced to zero, and (ii) to the Class5-A-2, Class 5-A-3, and Class 5-A-4 Certificates in that order until each of their respective certificate principal balances have been reduced to zero. The remaining 10% allocated to the Class 5-A-5 Certificates until the Class 5-A-5 certificate principal balance has been reduced to zero;

3) *third*, from the Available Funds for all the Loan Groups to the Class B-1 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-1 Certificate Pass-through Rate and (2) principal allocable to such Class;

4) *fourth*, from the Available Funds for all the Loan Groups to the Class B-2 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-2 Certificate Pass-through Rate and (2) principal allocable to such Class;

5) *fifth*, from the Available Funds for all the Loan Groups to the Class B-3 Certificates in the following order:, (1) accrued and unpaid interest at the Class B-3 Certificate Pass-through Rate and (2) principal allocable to such Class;

6) *sixth*, to the Class B-4, Class B-5 and Class B-6 Certificates from the Available Funds for all the Loan Groups, in sequential order, accrued and unpaid interest at the related Certificate Pass-through Rate and their respective share of principal allocable to such Classes;

7) *seventh*, to Class R-I, Class R-II and Class R-III Certificates, any remaining amounts.

Amounts collected on the Group 1 through Group 4 loans representing prepayment premiums, penalties or charges will be distributed to the related Senior Certificate.

Amounts collected on the Group 5 loans representing prepayment premiums, penalties or charges will be distributed to the Class 5-A-X Certificates.

Yield Maintenance Provider

The counterparty who will provide payment to the trust pursuant to the Yield Maintenance Agreement. The counterparty will be rated at least "A" (or its equivalent) by two of S&P, Moody's or Fitch Ratings.

Yield Maintenance Agreement:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to two yield maintenance agreements purchased with respect to the Class 5-A-1, Class 5-A-2, Class 5-A-3, Class 5-A-4 and Class 5-A-5 Certificates, which are intended to partially mitigate the interest rate risk with respect to those Certificates that could result from the difference between the Certificate Pass-through Rate on any class of certificates (calculated as if it were not subject to the related Available Funds Cap) and the related Available Funds Cap (the "Yield Maintenance Agreement"). On each Payment Date, payments under the Yield Maintenance Agreements will be made based on a notional amount. Any excess payments under the Yield Maintenance Agreement will be distributed to the Class 5-X Certificates The notional amount schedules for each of the Yield Maintenance Agreements are attached hereto.

On each payment date, Yield Maintenance Agreement Payments will be made in an amount equal to the product of (a) the notional balance of the Yield Maintenance Agreement for that payment date, (b) the positive excees, if any, of (i) the lesser of (x) One-Month LIBOR and

(y) [9.80]% over (ii) the related Monthly Strike Rate and (c) a fraction, the numerator of which is the actual number of days in the related period and the denominator which is 360.

AL Tables to Call

Settle	6/10/2005
First Payment	7/25/2005

	50 PPC	*75 PPC*	*100 PPC*	*150 PPC*	*200 PPC*
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
5A1					
WAL	4.92	3.35	2.50	1.64	1.24
Principal Window	1 - 255	1 - 176	1 - 129	1 - 75	1 - 25
5A2					
WAL	1.57	1.22	1.00	0.77	0.65
Principal Window	1 - 30	1 - 24	1 - 20	1 - 14	1 - 12
5A3					
WAL	5.90	3.92	2.90	1.95	1.56
Principal Window	30 - 154	24 - 101	20 - 72	14 - 36	12 - 24
5A4					
WAL	16.56	11.15	7.97	4.19	2.11
Principal Window	154 - 255	101 - 176	72 - 129	36 - 75	24 - 25
5A5					
WAL	4.92	3.35	2.50	1.64	1.24
Principal Window	1 - 255	1 - 176	1 - 129	1 - 75	1 - 25
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76

AL Tables to Maturity

Settle	6/10/2005
First Payment	7/25/2005

	50 PPC	*75 PPC*	*100 PPC*	*150 PPC*	*200 PPC*
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
5A1					
WAL	4.95	3.38	2.52	1.64	1.24
Principal Window	1 - 360	1 - 360	1 - 360	1 - 351	1 - 25
5A2					
WAL	1.57	1.22	1.00	0.77	0.65
Principal Window	1 - 30	1 - 24	1 - 20	1 - 14	1 - 12
5A3					
WAL	5.90	3.92	2.90	1.95	1.56
Principal Window	30 - 154	24 - 101	20 - 72	14 - 36	12 - 24
5A4					
WAL	16.93	11.51	8.22	4.30	2.11
Principal Window	154 - 360	101 - 360	72 - 360	36 - 351	24 - 25
5A5					
WAL	4.95	3.38	2.52	1.64	1.24
Principal Window	1 - 360	1 - 360	1 - 360	1 - 349	1 - 25
LIBOR_1MO	3.14	3.14	3.14	3.14	3.14
LIBOR_6MO	3.54	3.54	3.54	3.54	3.54
LIBOR_1YR	3.76	3.76	3.76	3.76	3.76

ISAC 2005-1 Available Funds Cap

Period	Date	Effective Coupon
0	10-Jun-05	0
1	25-Jul-05	3.852935
2	25-Aug-05	10.065347
3	25-Sep-05	10.090894
4	25-Oct-05	10.119558
5	25-Nov-05	10.15058
6	25-Dec-05	10.175509
7	25-Jan-06	10.212851
8	25-Feb-06	10.235138
9	25-Mar-06	10.237275
10	25-Apr-06	10.300276
11	25-May-06	10.322561
12	25-Jun-06	10.351254
13	25-Jul-06	10.355284
14	25-Aug-06	10.403413
15	25-Sep-06	10.431763
16	25-Oct-06	10.440958
17	25-Nov-06	10.4992
18	25-Dec-06	10.502773
19	25-Jan-07	10.55042
20	25-Feb-07	10.584283
21	25-Mar-07	10.510371
22	25-Apr-07	10.652568
23	25-May-07	10.605287
24	25-Jun-07	10.439232
25	25-Jul-07	10.25383
26	25-Aug-07	10.310346
27	25-Sep-07	10.318447
28	25-Oct-07	10.266181
29	25-Nov-07	10.317112
30	25-Dec-07	10.195813
31	25-Jan-08	10.207354
32	25-Feb-08	10.216365
33	25-Mar-08	10.09217
34	25-Apr-08	10.222492
35	25-May-08	10.143913
36	25-Jun-08	10.095646
37	25-Jul-08	10.666558
38	25-Aug-08	10.333057
39	25-Sep-08	10.334318
40	25-Oct-08	10.686429
41	25-Nov-08	10.364697
42	25-Dec-08	10.949479
43	25-Jan-09	10.839712
44	25-Feb-09	10.846565
45	25-Mar-09	12.009037
46	25-Apr-09	10.848333
47	25-May-09	11.211163
48	25-Jun-09	10.886053
49	25-Jul-09	11.283524
50	25-Aug-09	10.920276
51	25-Sep-09	10.920454
52	25-Oct-09	11.285252
53	25-Nov-09	10.922379
54	25-Dec-09	11.308951
55	25-Jan-10	10.976063
56	25-Feb-10	10.976799
57	25-Mar-10	12.152953
58	25-Apr-10	10.980719
59	25-May-10	11.373736
60	25-Jun-10	11.086381
61	25-Jul-10	11.514488
62	25-Aug-10	11.148435
63	25-Sep-10	11.148526
64	25-Oct-10	11.520238
65	25-Nov-10	11.151083
66	25-Dec-10	11.536688
67	25-Jan-11	11.183099
68	25-Feb-11	11.184935
69	25-Mar-11	12.383405
70	25-Apr-11	11.185087
71	25-May-11	11.55979
72	25-Jun-11	11.20032
73	25-Jul-11	11.592811
74	25-Aug-11	11.220677
75	25-Sep-11	11.220746
76	25-Oct-11	11.594843
77	25-Nov-11	11.222616
78	25-Dec-11	11.610565
79	25-Jan-12	11.254549
80	25-Feb-12	11.256377
81	25-Mar-12	12.032753
82	25-Apr-12	11.256516
83	25-May-12	11.635871
84	25-Jun-12	11.286025
85	25-Jul-12	11.673632
86	25-Aug-12	11.298784
87	25-Sep-12	11.298824
88	25-Oct-12	11.675493
89	25-Nov-12	11.299691
90	25-Dec-12	11.678618
91	25-Jan-13	11.305575
92	25-Feb-13	11.306169
93	25-Mar-13	12.517584
94	25-Apr-13	11.30624
95	25-May-13	11.683152
96	25-Jun-13	11.308464
97	25-Jul-13	11.689212
98	25-Aug-13	11.312731
99	25-Sep-13	11.312764
100	25-Oct-13	11.68989
101	25-Nov-13	11.31283
102	25-Dec-13	11.692181
103	25-Jan-14	11.318684
104	25-Feb-14	11.319273
105	25-Mar-14	12.532088
106	25-Apr-14	11.319338
107	25-May-14	11.696682
108	25-Jun-14	11.319403
109	25-Jul-14	11.69675
110	25-Aug-14	11.319468
111	25-Sep-14	11.319501
112	25-Oct-14	11.696851
113	25-Nov-14	11.319567
114	25-Dec-14	11.69692
115	25-Jan-15	11.319633
116	25-Feb-15	11.319666
117	25-Mar-15	12.532524
118	25-Apr-15	11.329326
119	25-May-15	11.712455
120	25-Jun-15	11.334661

Yield Maintenance Schedule

Maximum Strike Rate 9.80%

Group 5 Cap 1

Period	Date	Begin Balance	Lib Strike
1	25-Jul-05	214,435,815	-
2	25-Aug-05	208,658,329	5.47
3	25-Sep-05	203,018,286	5.48
4	25-Oct-05	197,512,698	5.68
5	25-Nov-05	192,138,383	5.50
6	25-Dec-05	186,891,885	5.76
7	25-Jan-06	181,770,354	5.60
8	25-Feb-06	176,770,640	5.61
9	25-Mar-06	171,889,872	6.23
10	25-Apr-06	167,125,255	5.62
11	25-May-06	162,469,801	5.82
12	25-Jun-06	157,925,250	5.77
13	25-Jul-06	153,489,193	6.08
14	25-Aug-06	149,158,867	5.88
15	25-Sep-06	144,931,668	5.89
16	25-Oct-06	140,805,171	6.10
17	25-Nov-06	136,777,025	5.90
18	25-Dec-06	132,844,798	6.16
19	25-Jan-07	129,006,330	6.00
20	25-Feb-07	125,259,276	6.01
21	25-Mar-07	121,601,475	6.69
22	25-Apr-07	118,030,818	6.04
23	25-May-07	114,545,289	6.61
24	25-Jun-07	111,142,995	7.84
25	25-Jul-07	107,824,547	8.86
26	25-Aug-07	104,586,868	8.60
27	25-Sep-07	101,426,237	8.60
28	25-Oct-07	98,340,753	8.90
29	25-Nov-07	95,328,617	8.65
30	25-Dec-07	92,388,129	9.24
31	25-Jan-08	89,854,928	9.18
32	25-Feb-08	87,386,277	9.19
33	25-Mar-08	84,980,242	9.84
34	25-Apr-08	82,635,275	9.20
35	25-May-08	80,349,915	9.57
36	25-Jun-08	78,122,700	9.75

Maximum Strike Rate 9.80%

Group 5 Cap 2

Period	Date	Begin Balance	Lib Strike
1	25-Jul-05	225,508,990	-
2	25-Aug-05	219,445,457	5.25
3	25-Sep-05	213,525,818	5.26
4	25-Oct-05	207,746,661	5.46
5	25-Nov-05	202,104,842	5.29
6	25-Dec-05	196,596,912	5.56
7	25-Jan-06	191,219,694	5.46
8	25-Feb-06	185,970,322	5.47
9	25-Mar-06	180,845,523	6.08
10	25-Apr-06	175,842,345	5.47
11	25-May-06	170,950,946	5.67
12	25-Jun-06	166,175,501	5.65
13	25-Jul-06	161,513,585	6.06
14	25-Aug-06	156,962,760	5.86
15	25-Sep-06	152,520,123	5.86
16	25-Oct-06	148,183,107	6.07
17	25-Nov-06	143,949,232	5.87
18	25-Dec-06	139,816,022	6.16
19	25-Jan-07	135,781,086	6.04
20	25-Feb-07	131,842,214	6.04
21	25-Mar-07	127,997,000	6.72
22	25-Apr-07	124,243,220	6.06
23	25-May-07	120,578,725	6.42
24	25-Jun-07	117,001,374	7.36
25	25-Jul-07	113,512,008	8.52
26	25-Aug-07	110,106,280	8.25
27	25-Sep-07	106,781,431	8.25
28	25-Oct-07	103,535,543	8.54
29	25-Nov-07	100,366,515	8.29
30	25-Dec-07	97,272,761	8.88
31	25-Jan-08	94,607,545	8.89
32	25-Feb-08	92,009,984	8.89
33	25-Mar-08	89,478,248	9.52
34	25-Apr-08	87,010,726	8.92
35	25-May-08	84,605,846	9.24
36	25-Jun-08	82,262,094	9.41

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
MBS Trading & Structuring	
Brian Bowes	(212) 713-2860
Margarita Genis	(212) 713-2860
Asset-Backed Finance	
Paul Scialabba	(212) 713-9832
Steven Warjanka	(212)-713-2466
Adrain Wu	(212) 713-3153
Collateral	
Kenneth Han	(212) 713-3203

Rating Agencies	
Moody's Investors Service	
Joe Groholtoski	Tel: (212) 553-4619
	Email: joseph.groholtoski@moodys.com
Standard & Poors	
Victor Bhagat	Tel: (212) 438-1130
	Email: bhagat@standardandpoors.com